SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                    FORM 6-K

                            Report of Foreign Issuer


                      Pursuant to Rule 13a-16 or 15d-16 of

                       the Securities Exchange Act of 1934


For September 16, 2003


                      BONSO ELECTRONICS INTERNATIONAL INC.
                  ---------------------------------------------
                 (Translation of Registrant's name into English)



               Unit 1106-1110, 11F., Star House 3 Salisbury Road,
                        Tsimshatsui, Kowloon, Hong Kong
                     --------------------------------------
                    (Address of principal executive offices)


[Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

                Form 20-F  X                 Form 40-F
                         -----                        -----


[Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

                Yes                          No  X
                   -----                       -----

                      BONSO ELECTRONICS INTERNATIONAL INC.

                 Information for the Quarter Ended June 30, 2003


















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


                                TABLE OF CONTENTS
         REPORT FOR THE QUARTERLY PERIOD ENDED JUNE 30, 2003 ON FORM 6-K


                                                                            Page
                                                                            ----

First Quarter FY2004 Shareholders Letter                                     4

Consolidated Financial Statements

Unaudited Consolidated Balance Sheet as of                                   7
     June 30, 2003 and Audited Consolidated Balance Sheet as of March 31, 2003

Unaudited Consolidated Statements of Income and                              8
     Comprehensive Income for the Three Months
     Ended June 30, 2003 and June 30, 2002

Management Discussion and Analysis of Financial Conditions                   9
and Results of Operations


















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

                               [BONSO LETTERHEAD]



Dear Shareholders:                                            Setpember 15, 2003


I am very pleased to report that during the first quarter we showed significant sales improvement in virtually every sector of our business resulting in record sales for our first quarter of over $20 million!

Quarterly revenues jumped 98% to $20,045,000 over last year's $10,118,000. Net income increased 36% to $708,000 or $0.12 per share compared to $522,000 and $0.09 per share for the same period last year.

Telecommunications product sales improved almost 300%; scale product sales increased 43% and Korona branded sales improved as well. Gram Precision Scales, Inc, which was acquired in August, 2002 contributed revenues and profits to the first quarter of this year but not last year. Greater than 90% of the sales increase was from internal growth with the remainder from past acquisition activities.

The first quarter represents a significant positive change in our business. Management believes we have succeeded in promptly responding to our customers needs by taking advantage of increased outsourcing requirements from existing customers as well as new customers. Building the capabilities in-house to respond rapidly to high volume customer demand has taken years and has cost millions of dollars. It appears that these investments in people, plant and equipment are starting to pay off in increased sales and increased profit. We find ourselves in a business that has significant barriers (time and money) to entry, thereby offering some level of security to the investment.

The electronics manufacturing industry continues to grow at a 25% worldwide rate according to Technology Forecasters. Last year we fell behind the growth rate for our industry, but we are off to a good start this year with the dramatic increase in our first quarter sales. Unfortunately, the first quarter earnings are not keeping up with the rate of sales growth. Clearly, we have work to do to improve the gross profit margin in the future.

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We ended the first quarter with a strong balance sheet - including $10.372 million in working capital and $28.67 million in stockholders equity. The company's long term debt was only $577k. Our book value is approximately $5.04 per share and we have a total of $ 10.561 million in cash and cash equivalents. This represents approximately $1.85 per share in cash. The company continues to generate cash from operations which, if continued, will give us the ability to expand our capabilities in manufacturing, enter new product niche areas and to make acquisitions without diluting the existing shareholders.

As Bonso continues to grow and expand worldwide, it is important that we focus on our long term strategy to compete and succeed. Integrating Korona GmbH and Gram Precision Scales, Inc. into the Bonso corporate culture is an ongoing process that is continuing. We will continue our material and process cost reduction programs; we will continue to expand our global reach through internal expansion & external acquisitions, and we will aggressively pursue new customer relations. At the same time, we will make efforts to continue the progress we have made in strengthening our balance sheet.

Bonso does not want to be just an electronics manufacturing provider for our customers. We want to be their operations management partner. Our current and future customers need a partner who can offer low cost solutions in the Americas, Europe, and Asia/Pacific. Within our core competency of sensor based and communications products, we can offer engineering services, as well as fast response to high volume manufacturing requirements and the necessary high quality supply chain communications and services.

The arbitration proceedings with Augusta Technologie AG continue in New York regarding the dispute over Augusta's right to redeem the 180,726 shares for a promissory note for $1,445,808. Also, a lawsuit has been filed against Bonso and certain of Bonso's officers and directors. The complaint alleges, among other things, that Bonso and its director's breached fiduciary duties and were negligent and committed fraud by disseminating materially misleading information regarding Bonso's financial condition and its prospective revenue. Management has evaluated the complaint and has retained council to defend against this action. Further, Management believes the allegations in the complaint are without merit and intends to defend against this action vigorously.

We begin this fiscal year 2004 (ending 31 March 2004) with a renewed confidence that our business model & strategy will produce superior returns over time. I am personally disappointed in the poor performance of our stock price and its

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


impact on our shareholders & associates; however, I continue to believe that our long-term success will be reflected in our share price and that our valued shareholders will be repaid for their confidence and support

These are exciting times at our company. With nearly 3,000 employees, a growing base of OEM customers, and two successful branded product distribution organizations for Europe and North America, we look forward and prepare ourselves for the challenges ahead in the coming year and beyond. Also we want to thank our partners worldwide and our shareholders for their continued support in this exciting journey.

Best regards,
Bonso Electronics International, Inc.


/s/  Anthony So
-----------------------------
Anthony So
Chairman, President and Chief Executive Officer

US contact: George OLeary (949) 760 9611; (949) 760 9607 (FAX)
Hong Kong Contact: Cathy Pang (852) 2605 5822; (852) 2691 1724 (FAX)
Attachments: 1. Balance Sheet  2. Income Statement

The statements contained this quarterly report to Shareholders which are not historical facts are forward-looking statements that involve certain risks and uncertainties including, but not limited to, risks associated with the uncertainty of future financial results, additional financing requirements, development of new products, government approval processes, the impact of competitive products or pricing, technological changes, the effect of economic conditions and other uncertainties detailed in the company's filings with the Securities and Exchange Commission.

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

                        BONSO ELECTRONICS INTERNATIONAL
                                      INC.
                           CONSOLIDATED BALANCE SHEET
                                (In U.S. Dollars)

                                                         June 30       March 31
                                                         -------       --------
                                                          2003           2003
                                                          ----           ----
                                                      (Unaudited)      (Audited)
Assets

Current assets
 Cash and cash equivalents                             10,560,667     3,633,528
 Restricted cash deposits                                    --       4,104,168
 Trade receivables, net                                 9,131,798     6,191,627
 Inventories, net                                      11,319,198    12,656,518
 Notes receivable                                            --         358,188
 Tax recoverable                                          377,998        52,087
 Deferred income tax assets - current                      72,904        38,348
 Other receivables, deposits and prepayments            1,359,191     1,166,234
                                                      -----------   -----------
 Total current assets                                  32,821,756    28,200,698
                                                      ===========   ===========

Deposits                                                     --         551,399

Deferred income tax assets - non current                  128,887       128,887
Goodwill                                                1,186,872     1,100,962
Brand name, net                                         2,547,391     2,597,392
Property, plant and equipment                          16,535,099    16,331,398
                                                      -----------   -----------
 Total assets                                          53,220,005    48,910,736
                                                      -----------   -----------


Liabilities and shareholders' equity

Current liabilities
 Bank overdraft                                              --         216,410
 Notes payable                                          5,492,806     4,818,971
 Accounts payable                                       9,224,136     6,350,527
 Accrued charges and deposits                           1,893,860     1,827,286
 Short-term loans                                       5,595,791     4,727,988
 Current portion of long-term debt and capital
 lease obligations                                        242,260       482,940
                                                      -----------   -----------
 Total current liabilities                             22,448,853    18,424,122
                                                      -----------   -----------

Long-term debt and capital lease
obligations, net of current maturities                    577,148       606,488

Minority Interests                                         78,100        55,275
Redeemable Common Stock                                 1,445,808     1,445,808
Shareholders' equity

 Common stock par value $0.003 per share
  - authorized shares - 23,333,334
  - issued and outstanding shares : 2000 - 5,712,610;
    2001 - 5,496,133; 30 September 2001 - 5,601,859        16,521        16,583
 Additional paid-in capital                            21,418,147    21,458,376
 Capital Reserves
 Retained earnings                                      6,956,598     6,533,224
 Accumulated other comprehensive income                   278,831       409,692
 Common stock held in treasury, at cost                      --         (38,832)
                                                      -----------   -----------
                                                       28,670,097    28,379,043
                                                      -----------   -----------
Total liabilities and shareholders' equity             53,220,005    48,910,736
                                                      ===========   ===========


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

                         BONSO ELECTRONICS INTERNATIONAL
                                      INC.
                          CONSOLIDATED INCOME STATEMENT
                         (In Thousands of U.S. Dollars)
                                    Unaudited


                                                      Three months ended June 30
                                                      --------------------------

                                                         2003           2002
                                                         ----           ----

Net sales                                                 20,045         10,118
Cost of sales                                            (16,229)        (7,249)
                                                      ----------     ----------

Gross margin                                               3,816          2,869

Selling expenses                                             829            457
Salaries and related costs                                 1,276            987
Research and development expenses                             98             77
Administration and general expenses                          789            594
Amortization of brand name and goodwill                       57            104
                                                      ----------     ----------


Income from operations                                       767            650
Interest Income                                               12           --
Interest Expenses                                           (274)          (161)
Foreign exchange gains/(losses)                               18             (4)
Other income                                                 127            132
Consultancy fee                                             --              (95)
                                                      ----------     ----------
Income before income taxes & Minority Interest               650            522
Income tax benefit/(expense)                                  81           --
                                                      ----------     ----------


Minority Interest                                             23           --
Net income                                                   708            522
                                                      ----------     ----------

Earnings per share
 Basic                                                      0.12           0.09
Diluted

Adjusted weighted average shares                       5,689,159      5,591,891


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

     Management Discussion and Analysis of Financial Conditions and Results of
     -------------------------------------------------------------------------
     Operations (1st Quarter 2003)
     -----------------------------

Period ended June 30, 2003 compared to period ended June 30, 2002

     Net Sales. Our sales increased 98% from approximately $10,118,000 for the period ended June 30, 2002, to approximately $20,045,000 for the period ended June 30, 2003, primarily as a result of the increased demand for our telecommunication and scales products. Sales from our scales segment increased 43% from approximately $7,903,000 for the period ended June 30, 2002, to approximately $11,319,000 for the period ended June 30, 2003 and telecommunication segment climbed 293 from approximately $2,215,000 for the period ended June 30, 2002, to approximately $8,726,000 for the period ended June 30, 2003.

     Gross Margin. Gross margin expressed as a percentage of sales decreased 9% to 19% for the three month period ended June 30, 2003, as compared with 28% for the three months ended June 30, 2002.. The decreased in Gross Margin is attributed to changes to the sales mix proportion between scale and telecommunication products.

     Selling Expenses. Selling expenses increased by 81% from approximately $457,000 for the period ended June 30, 2002 to approximately $829,000 for the period ended June 30, 2003. This increase is attributable primarily to increased export transportation costs and advertising cost.

     Salaries And Related Costs. Salaries and related costs increased 29% from approximately $987,000 for the period ended June 30, 2002 to approximately $1,276,000 for the period ended June 30, 2003. This increase was primarily due

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

to the inclusion of Gram Precision's salaries of $216,000 for the current period, which were not included in the three months ended June 30, 2002 because the acquisition of Gram Precision was consummated in August 2002.

     Research And Development. Research and development expenses increased 27% from approximately $77,000 for the period ended June 30, 2002 to approximately $98,000 for the period ended June 30, 2003 due to increased research and development activities for both scales and telecommunications products. [please explain the additional activities]

     Administration And General Expenses. Administration and general expenses increased by 32% from approximately $594,000 for the period ended June 30, 2002 to approximately $789,000 for the period ended June 30, 2003. This increase was primarily due to inclusion of Gram Precision's general and administrative expenses.

     Amortization Of Brand Names and Goodwill. We amortized approximately $104,000 relating to the brand name acquired upon the acquisition of Korona during the period ended June 30, 2002. The brand name is amortized using the straight line method over the related estimated useful life of 15 years. Pursuant to U.S. GAAP, goodwill is no longer required to be amortized. Due to including the amortization of Gram Precision's trade mark, the amortization of brand name increased from approximately $55,000 for the period ended 30 June 2002 to approximately $57,000 for the period ended 2003.

     Income From Operations. As a result of the above changes, income from operations increased 18% from approximately $650,000 for the period ended June 30, 2002 to $767,000 for the period ended June 30, 2003.

     Interest Income. Interest income was approximately $12,000 for the period ended June 30, 2003, compared to none for the prior years period. This increase was mainly due to maintaining greater cash balances with our banks.

     Interest Expenses. Interest expenses increased 70% from approximately $161,000 for the period ended June 30, 2002 to approximately $274,000 for the period ended June 30, 2003. The increase is increase primarily the result of the increased utilization of banking facilities to support sales during the first quarter of this year.

     Foreign Exchange Losses/Gains. We experienced a foreign currency exchange gain of approximately $18,000 for the three month period ended June 30, 2003 as compared to a loss of approximately $4,000 for the period ended June 30, 2002. The gain was primarily attributable to the stronger Canadian Dollar to the U.S. Dollar.

     Other Income. Other income decreased 3.8% from approximately $132,000 for the period ended June 30, 2002 to approximately $127,000 for the period ended June 30, 2003. This decrease was the result of decreased rental income from PRC property.

     Consultancy Fee. We entered into an agreement with a third party to provide consulting/advisory services relating to our capital structure and fund-raising activities. The period of service was from July 2000 to January 2003. A total

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

consultancy fee of $1,144,260 was capitalized in 2000 and was amortized over the three year period of the contract, resulting in a non-cash consultancy fee of approximately $95,000 for the period ended June 30, 2002, relating to warrants issued to the consultant. As such consultancy fee was fully amortized on January 2003, there was no consultancy fee for the period ended June 30, 2003.

     Minority Interest.This is to reflect our 51% equity interest in Gram Precision.

     Income tax benefit/expense. We recorded a tax credit in the amount of approximately $81,000 for the period ended June 30, 2003. This tax credit was recorded in Korona because of the tax loss they have incurred last year.

     Net Income. As a result of the above changes, net income increased from approximately $522,000 for the period ended June 30, 2002 to $708,000 for the period ended June 30, 2003, an increase of approximately $186,000, or 36%.

Legal Proceedings

     In May of 2001, Bonso acquired KORONA Haushaltswaren GmbH & Co. KG ("Korona") from Augusta Technologie AG ("Augusta"). Part of the purchase price paid to Augusta was the issue of 180,726 shares of Bonso's restricted common stock. The Stock Purchase Agreement gave Augusta the right to have Bonso redeem the common stock if the registration of the stock had not been declared effective by the Securities and Exchange Commission on or before January 31, 2002. Bonso filed a registration statement to register the common stock held by Augusta, which was declared effective by the Securities and Exchange Commission on March 7, 2002. In March 2002, Augusta exercised the repurchase obligation requesting to return the 180,726 shares of common stock to us in exchange for a promissory note of $1,445,808, repayable in nine monthly payments which would have commenced April 1, 2002 and bearing interest at a rate of 8% per annum which would have resulted in an interest cost of approximately $50,000 for the whole period of the promissory note.

     On October 22, 2002, Augusta filed a request for arbitration in the state of New York asserting breach of the Agreement and registration rights agreement. On January 13, 2003, we filed our answer to Augusta's request for arbitration asserting that Augusta breached the Agreement and the implied duty of good faith and fair dealing by withholding consent from Korona's auditors for the release of Korona's financial statements. We are currently in the process of proceeding through the arbitration. Although we are optimistic that we will be successful in the arbitration, there can be no assurance that this will occur. Further, if the arbitration proceeds, there will be legal fees, travel expenses and other costs related to the arbitration that will be incurred by us in defending the matter. If we do not succeed in the arbitration, we may be obligated to repurchase the stock by exchanging it for the promissory note, to be repaid with accrued interest, over a nine-month period of time.

     Management believes that Bonso was not required to accept Augusta's tender of their shares, because Augusta hindered the registration process by refusing to allow Korona's auditors to update and certify Korona's financial statements.

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Although management believes that it has meritorious defenses to the claims asserted by Augusta and intends to defend these claims vigorously, arbitration is uncertain and Bonso may not prevail in the arbitration proceeding.

     On August 11, 2003, we reported on a Form 6-K that according to published accounts, a lawsuit was filed against Bonso and certain of Bonso's officers and directors in the District Court of Jefferson County, in the state of Colorado and that at that time, Bonso and to Bonso's belief none of Bonso's officers or directors had been served with a copy of the Complaint. On August 20, 2003, Bonso and at least one of Bonso's directors were served with a copy of the Complaint. The Complaint was filed on July 23, 2003 in District Court of Jefferson County, State of Colorado, Case No. 03CV2505. Plaintiffs Doug Moreland, William Pinard, Richard Pinard, Leigh Investment Company, LP, Patricia Johnson, Jason Pinard and Larry Rowe (collectively the "Plaintiffs") name Anthony So, George O'Leary, Henry F. Schlueter, Cathy Pang, and John Stewart Jackson (the "Individual Defendants") and Bonso as defendants in the case.

     The Complaint alleges that the Individual Defendants breached their fiduciary duties for insider trading and misappropriation of information by selling shares of Bonso's common stock while in possession of. material adverse non-public information pertaining to Bonso's financial outlook. The Complaint also alleges that the Individual Defendants breached their fiduciary duties of care, loyalty, and good faith by causing Bonso, through its directors, to disseminate to the market materially misleading and inaccurate information and its failure to correct such information. Further the Complaint alleges that each of the Individual Defendants failed to disclose materially adverse information so the stock price would trade at artificially inflated prices. The Complaint also alleges the Defendants committed corporate waste by possessing confidential proprietary information and using such information for their personal benefit by selling shares of Bonso's common stock while providing no consideration to the Company for such benefit. The Complaint also alleges negligent misrepresentations and fraud by Bonso and the Individual Defendants for negligently representing its intention to conduct a share buyback and selling shares of Bonso at inflated prices for their own benefit. The Complaint seeks unspecified damages in an amount to be determined at trial, plus pre- and post-judgment interest, and attorneys' fees costs.

     Bonso believes there is no basis for the claims asserted by the Plaintiffs in the Complaint and intends to defend this action vigorously.

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                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                            BONSO ELECTRONICS INTERNATIONAL INC.
                                            (Registrant)



Date: September 16, 2003                    By:  /s/  Henry F. Schlueter
     -------------------                       -------------------------------
                                                      Henry F. Schlueter,
                                                      Assistant Secretary


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